UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES ACT OF 1934

(Amendment No. )*

CN Energy Group. Inc.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G2181K 105

(CUSIP Number)

April 7, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) , check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2181K 105

(1)	Name of reporting persons Lishui Yilian Enterprise Management Consulting Co., Ltd.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only

(4)	Source of funds WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization People’s Republic of China

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 2,764,351
	(8)	Shared voting power
	(9)	Sole dispositive power None
	(10)	Shared dispositive power

(11)	Aggregate amount beneficially owned by each reporting person 2,764,351
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 11.975 (1)
(14)	Type of reporting person CO

(1)	Percentage of class calculated based on 23,083,627 ordinary shares outstanding as of April 18, 2022, which information was provided by the Issuer to the Reporting Persons on April 18, 2022

Item 1. Security and Issuer.

This statement relates to the Ordinary Share, par value $0.01 per share (the “Ordinary Share”), of CN Energy Group. Inc., a British Virgin Islands corporation (the “Company”). The principal executive offices of the Company are located at Building 2-B, Room 206, No. 268 Shiniu Road, Liandu District, Lishui City, Zhejiang Province, People’s Republic of China.

Item 2. Identity and Background.

(a) This statement is being filed jointly by Lishui Yilian Enterprise Management Consulting Co., Ltd., a People’s Republic of China’s limited liability company (“Reporting Person”).

(b) The principal office of the Reporting Person is RM210, Floor 11, International Automobile City, No.309 Green Valley Avenue, Liandu District, Lishui City, Zhejiang Province

(c) The principal business of Reporting Person is_ _Enterprise Management & Consulting

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the Shares with its own working capital.

Item 4. Purpose of Transaction.

On April 7, 2022, the Issuer closed a private placement (the “Private Placement”) pursuant to a subscription agreement dated April 1, 2022 with the Reporting Person. The Issuer sold 2,764,351 ordinary shares, no par value, to the Reporting Person and received gross proceeds of $5,528,702, before deducting related offering expenses. The ordinary shares in the Private Placement were issued in reliance on Rule 902 of Regulation S (“Regulation S”) promulgated under the Securities Act of 1933, as amended.

Item 5. Interest in Securities of the Issuer.

The beneficial ownership of the Ordinary Shares by the Reporting Persons at the date hereof is 2,764,351.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the transaction referred to in Item 4 above, the Reporting Person entered into a subscription agreement with the Issuer on April 1, 2022.

Item 7. Material to Be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2022

Lishui Yilian Enterprise Management Consulting Co., Ltd.

By: /s/ Weihong Lu

     Weihong Lu

Legal Representative